(Page 1 of 27 Pages)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934 1

                           SELECT MEDICAL CORPORATION

--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   816196 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson      Select Medical Corporation  Ropes & Gray LLP
  & Stowe IX, L.P.           4716 Old Gettysburg Road    45 Rockefeller Plaza
320 Park Avenue, Suite 2500  Mechanicsburg, PA 17055     New York, NY 10111
New York, NY 10022           Attn: Michael E. Tarvin     Attn: Othon A. Prounis
Attn: Jonathan M. Rather     Tel: (717) 972-1100         Tel: (212) 841-5700
Tel: (212) 893-9500

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 17, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X| 2

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

2   The filing person who has previously filed a statement on Schedule 13G is Rocco A. Ortenzio.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816196 10 9                                       (Page 2 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     EGL Holding Company
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP* (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS
                                     OO/Not Applicable
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                           0
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                            0
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                              0
WITH                                 -------------------------------------------
                                     10.                   SHARED DISPOSITIVE
                                                           POWER 5,712,870*
                                                           shares
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           5,712,870* shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.                                                        PERCENT OF CLASS
                                                           REPRESENTED BY AMOUNT
                                                           IN ROW (11) 5.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              CO
--------------------------------------------------------------------------------

* Reflects 5,712,870 shares of Common Stock of Select Medical Corporation to be contributed to EGL Holding Company pursuant to the Agreement, dated October 17, 2004, among EGL Holding Company and the various rollover investors referred to therein.

CUSIP No. 816196 10 9                                       (Page 3 of 27 Pages)


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     Welsh, Carson, Anderson & Stowe IX, L.P.
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP* (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS
                                     OO/Not Applicable
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                           0
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                            0
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                              0
WITH                                 -------------------------------------------
                                     10.                   SHARED DISPOSITIVE
                                                           POWER 5,712,870*
                                                           shares
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           5,712,870* shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.                                                        PERCENT OF CLASS
                                                           REPRESENTED BY AMOUNT
                                                           IN ROW (11) 5.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              PN
--------------------------------------------------------------------------------

* Reflects 5,712,870 shares of Common Stock of Select Medical Corporation to be contributed to EGL Holding Company pursuant to the Agreement, dated October 17, 2004, among EGL Holding Company and the various rollover investors referred to therein.

CUSIP No. 816196 10 9                                       (Page 4 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     WCAS IX Associates, L.L.C.
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP* (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS
                                     OO/Not Applicable
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                           0
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                            0
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                              0
WITH                                 -------------------------------------------
                                     10.                   SHARED DISPOSITIVE
                                                           POWER 5,712,870*
                                                           shares
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           5,712,870* shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.                                                        PERCENT OF CLASS
                                                           REPRESENTED BY AMOUNT
                                                           IN ROW (11) 5.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              OO
--------------------------------------------------------------------------------

* Reflects 5,712,870 shares of Common Stock of Select Medical Corporation to be contributed to EGL Holding Company pursuant to the Agreement, dated October 17, 2004, among EGL Holding Company and the various rollover investors referred to therein.

CUSIP No. 816196 10 9                                       (Page 5 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     Patrick J. Welsh
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4.                                   SOURCE OF FUNDS PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION United
                                     States
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                  125,000 shares
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                            0
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                     125,000 shares
WITH                                 -------------------------------------------
                                     10.                            SHARED
                                                                    DISPOSITIVE
                                                                    POWER 0
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           125,000 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           Less than 1.0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              IN
--------------------------------------------------------------------------------

CUSIP No. 816196 10 9                                       (Page 6 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     Russell L. Carson
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4.                                   SOURCE OF FUNDS PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION United
                                     States
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                  722,960 shares
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                            0
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                     722,960 shares
WITH                                 -------------------------------------------
                                     10.                            SHARED
                                                                    DISPOSITIVE
                                                                    POWER 0
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           722,960 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           Less Than 1.0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              IN
--------------------------------------------------------------------------------

CUSIP No. 816196 10 9                                       (Page 7 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     Bruce K. Anderson
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4.                                   SOURCE OF FUNDS PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION United
                                     States
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                  618,910 shares
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                            0
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                     618,910 shares
WITH                                 -------------------------------------------
                                     10.                            SHARED
                                                                    DISPOSITIVE
                                                                    POWER 0
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           618,910 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           Less Than 1.0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              IN
--------------------------------------------------------------------------------

CUSIP No. 816196 10 9                                       (Page 8 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     Thomas E. McInerney
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4.                                   SOURCE OF FUNDS PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION United
                                     States
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                  450,984 shares
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                            0
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                     450,984 shares
WITH                                 -------------------------------------------
                                     10.                            SHARED
                                                                    DISPOSITIVE
                                                                    POWER 0
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           450,984 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           Less Than 1.0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              IN
--------------------------------------------------------------------------------

CUSIP No. 816196 10 9                                      (Page 9 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     Robert A. Minicucci
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4.                                   SOURCE OF FUNDS PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION United
                                     States
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                  88,626 shares
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                            0
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                     88,626 shares
WITH                                 -------------------------------------------
                                     10.                            SHARED
                                                                    DISPOSITIVE
                                                                    POWER 0
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           88,626 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           Less Than 1.0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              IN
--------------------------------------------------------------------------------

CUSIP No. 816196 10 9                                      (Page 10 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     Anthony J. de Nicola
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4.                                   SOURCE OF FUNDS PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION United
                                     States
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                  19,483 shares
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                            0
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                     19,483 shares
WITH                                 -------------------------------------------
                                     10.                            SHARED
                                                                    DISPOSITIVE
                                                                    POWER 0
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           19,483 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           Less Than 1.0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              IN
--------------------------------------------------------------------------------

CUSIP No. 816196 10 9                                      (Page 11 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     Thoma Cressey Fund VI, L.P.
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4.                                   SOURCE OF FUNDS WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                           0
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                   2,098,596 shares
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                              0
WITH                                 -------------------------------------------
                                     10.                   SHARED DISPOSITIVE
                                                           POWER 2,098,596
                                                           shares
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           2,098,596 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           2.1%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              PN
--------------------------------------------------------------------------------

CUSIP No. 816196 10 9                                      (Page 12 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     Thoma Cressey Friends Fund VI, L.P.
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4.                                   SOURCE OF FUNDS WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                           0
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                   2,098,596 shares
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                              0
WITH                                 -------------------------------------------
                                     10.                   SHARED DISPOSITIVE
                                                           POWER 2,098,596
                                                           shares
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           2,098,596 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           2.1%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              PN
--------------------------------------------------------------------------------

CUSIP No. 816196 10 9                                      (Page 13 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     TC Partners VI, L.P.
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS
                                     OO/Not Applicable
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                           0
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                   2,098,596 shares
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                              0
WITH                                 -------------------------------------------
                                     10.                   SHARED DISPOSITIVE
                                                           POWER 2,098,596
                                                           shares
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           2,098,596 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           2.1%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              PN
--------------------------------------------------------------------------------

CUSIP No. 816196 10 9                                      (Page 14 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     Thoma Cressey Equity Partners, Inc.
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS
                                     OO/Not Applicable
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                           0
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                   2,098,596 shares
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                              0
WITH                                 -------------------------------------------
                                     10.                   SHARED DISPOSITIVE
                                                           POWER 2,098,596
                                                           shares
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           2,098,596 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           2.1%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              CO
--------------------------------------------------------------------------------

CUSIP No. 816196 10 9                                      (Page 15 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     Bryan C. Cressey
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4.                                   SOURCE OF FUNDS PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION United
                                     States
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                  213,274 shares
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                   2,098,596 shares
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                     213,274 shares
WITH                                 -------------------------------------------
                                     10.                   SHARED DISPOSITIVE
                                                           POWER 2,098,596
                                                           shares
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           2,311,870 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           2.3%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              IN
--------------------------------------------------------------------------------

CUSIP No. 816196 10 9                                      (Page 16 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     Rocco A. Ortenzio
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4.                                   SOURCE OF FUNDS PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION United
                                     States
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                  12,373,140 shares
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                   235,444 shares
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                     12,373,140 shares
WITH                                 -------------------------------------------
                                     10.                   SHARED DISPOSITIVE
                                                           POWER 235,444 shares
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           12,608,584 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           11.5%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              IN
--------------------------------------------------------------------------------

CUSIP No. 816196 10 9                                      (Page 17 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     Robert A. Ortenzio
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4.                                   SOURCE OF FUNDS PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION United
                                     States
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                  4,200,002 shares
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                   359,284 shares
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                     4,200,002 shares
WITH                                 -------------------------------------------
                                     10.                   SHARED DISPOSITIVE
                                                           POWER 359,284 shares
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           4,559,286 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           4.4%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              IN
--------------------------------------------------------------------------------

CUSIP No. 816196 10 9                                      (Page 18 of 27 Pages)

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                                     Martin F. Jackson
     EIN No.:
--------------------------------------------------------------------------------
2.                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                     GROUP (a)|X| (b)|_|
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4.                                   SOURCE OF FUNDS PF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS |_| IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6.                                   CITIZENSHIP OR PLACE OF ORGANIZATION United
                                     States
--------------------------------------------------------------------------------
                                     7. SOLE VOTING POWER
NUMBER OF                                                  356,424 shares
SHARES                               -------------------------------------------
BENEFICIALLY                         8.  SHARED VOTING POWER
OWNED BY                                                   4,000 shares
EACH                                 -------------------------------------------
REPORTING                            9.  SOLE DISPOSITIVE POWER
PERSON                                                     356,424 shares
WITH                                 -------------------------------------------
                                     10.                   SHARED DISPOSITIVE
                                                           POWER 4,000 shares
--------------------------------------------------------------------------------
11.                                                        AGGREGATE AMOUNT
                                                           BENEFICIALLY OWNED BY
                                                           EACH REPORTING PERSON
                                                           360,424 shares
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           Less than 1.0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                                              IN
--------------------------------------------------------------------------------

                                                           (Page 19 of 27 Pages)

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

     The class of equity securities to which this statement of Schedule 13D (the "Schedule 13D") relates is the Common Stock, par value $.01 per share ("Common Stock"), of Select Medical Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055.

Item 2.  Identity and Background.

     (a)  Name
          ----

     This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): EGL Holding Company, a Delaware corporation ("Holdings"), Welsh, Carson, Anderson & Stowe IX, L.P., a Delaware limited partnership ("WCAS IX"), WCAS IX Associates, L.L.C., a Delaware limited liability company ("WCAS IX Associates"), Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Thoma Cressey Fund VI, L.P., a Delaware limited partnership ("TCEP VI"), Thoma Cressey Friends Fund VI, L.P., a Delaware limited partnership ("TCEP Friends"), TC Partners VI, L.P., a Delaware limited partnership ("TC GP"), Thoma Cressey Equity Partners, Inc., a Delaware corporation ("TCEP"), Bryan C. Cressey, Rocco A. Ortenzio, Robert A. Ortenzio and Martin F. Jackson.

     WCAS IX is the sole stockholder of Holdings. Sean M. Traynor and Eric J. Lee are the officers and directors of Holdings. WCAS IX Associates is the sole general partner of WCAS IX. Each of the following individuals are managing members of WCAS IX Associates: Patrick J. Welsh, Russell L. Carson, Bruce K. Anderson, Thomas E. McInerney, Robert A. Minicucci, Anthony J. de Nicola, Paul
B. Queally, D. Scott Mackesy, Sanjay Swani, John D. Clark, James R. Matthews, Sean D. Traynor, John Almeida, and Jonathan M. Rather (collectively, the "WCAS Persons" and together with Eric J. Lee, the "WCAS Individuals"). The WCAS Individuals are each employees of an affiliate of WCAS IX Associates. Russell L. Carson is a director of the Issuer.

     TCEP is the general partner of TC GP and TC GP is the general partner of each of TCEP VI and TCEP Friends. Bryan C. Cressey (collectively with TCEP VI, TCEP Friends, TC GP and TCEP, the "TCEP Investors") is a principal at TCEP and a director of the Issuer.

     Each of Rocco A. Ortenzio, Robert A. Ortenzio and Martin F. Jackson (collectively, the "SEM Persons") are directors and/or executive officers of the Issuer.

     The reporting persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each of the aforementioned reporting persons has entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which such persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

     Information in this Schedule 13D with respect to each of the reporting persons is given solely by such reporting person, and no reporting person assumes responsibility for the accuracy or completeness of information provided by another reporting person.

                                                           (Page 20 of 27 Pages)
     (b)  Principal Address
          -----------------

     The principal address of each of Holdings, WCAS IX, WCAS IX Associates and each WCAS Individual is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022.

     The principal address of each TCEP Investor is 233 Wacker Drive, 92nd Floor, Chicago, Illinois 60606.

     The principal address of each SEM Person is c/o Select Medical Corporation, 4716 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055.

     (c)  Principal Business
          ------------------

     The principal business of Holdings will be the acquisition of the outstanding shares of the Issuer (as described in Item 4 below). The principal business of WCAS IX is that of an investment limited partnership. The principal business of WCAS IX Associates is that of general partner of WCAS IX. The principal business of each WCAS Individual is that of an employee of an affiliate of WCAS IX Associates and, other than Eric J. Lee, a managing member of WCAS IX Associates.

     The principal business of TCEP VI and TCEP Friends is that of an investment limited partnership. The principal business of TC GP is that of general partner of TCEP VI and TCEP Friends. The principal business of TCEP is that of general partner of TC GP and other similar partnerships. The principal business of Bryan
C. Cressey is that of a principal of TCEP.

     The principal business of each SEM Person is that of a director and/or executive officer of the Issuer.

     (d and e) No Convictions or Proceedings.
               -----------------------------

     During the last five years, none of the reporting persons or other individuals for which information has been provided in this Item 2, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship
          -----------

     Each WCAS Individual (other than D. Scott Mackesy), Bryan C. Cressey and each SEM Person is a citizen of the United States. D. Scott Mackesy is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

     Holdings, WCAS IX and WCAS IX Associates may be deemed to have acquired beneficial ownership of 5,712,870 shares of Common Stock pursuant to the Agreement, dated October 17, 2004 (the "Rollover Agreement"), between Holdings, the TCEP Investors and the SEM Persons. However, such reporting persons expressly disclaim beneficial ownership of the shares of Common Stock covered by the Rollover Agreement.

     Subject to the terms of the Rollover Agreement, each TCEP Investor and each SEM Investor has agreed to (i) contribute certain of their shares of Common Stock to Holdings prior to the consummation of the Merger (as defined in Item 4 below) and in return receive equity interests in Holdings, (ii) enter into certain agreements with Holdings, WCAS IX and other equity investors selected by Holdings with respect to such contribution and (iii) not to transfer any such shares of Common Stock prior to consummation of the Merger without

                                                           (Page 21 of 27 Pages)

the consent of Holdings. Any contributed shares will be cancelled in the Merger. In addition, pursuant to such agreement, each SEM Person will execute various restricted stock award and employment agreements as well as receive other cash incentives in connection with their continuing employment by the surviving corporation following consummation of the Merger.

     The foregoing description of the Rollover Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit B, and is incorporated herein by reference.

     To the extent any WCAS Person who is a reporting person directly beneficially owns any shares of Common Stock (as set forth in Item 5 below), such shares were purchased by such reporting person using such reporting person's personal funds or received pursuant to distributions made to such reporting person by investment partnerships affiliated with WCAS IX. To the extent any TCEP Investor directly beneficially owns any shares of Common Stock (as set forth in Item 5 below), such shares were purchased by each such reporting person using such reporting person's personal funds. To the extent any SEM Person directly beneficially owns any shares of Common Stock (as set forth in Item 5 below), such shares were purchased, directly or indirectly, by such reporting person using such reporting person's personal funds or pursuant to the cashless exercise of options.

Item 4.  Purpose of Transaction.

     (a through j) On October 17, 2004, Holdings, EGL Acquisition Corp., a Delaware corporation ("Acquisition"), and the Issuer entered into an Agreement and Plan of Merger, a copy of which is attached hereto as Exhibit C (the "Merger Agreement"), pursuant to which Acquisition, a wholly owned subsidiary of Holdings, will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the "Merger"). Following the consummation of the Merger, the Issuer will be a wholly owned subsidiary of Holdings. Under the terms of the Merger Agreement, each existing share of Common Stock, other than shares held by WCAS IX or its affiliates, treasury shares and dissenting shares, will be converted into the right to receive $18.00 in cash (the "Merger Consideration"). In addition, all outstanding options for Common Stock will be converted into the right to receive the Merger Consideration less the exercise price of such options. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the existing shareholders of the Issuer.

     Pursuant to the Merger Agreement, the board of directors of Acquisition at the effective time of the Merger will become the board of directors of the Issuer. In addition, at the effective time of the Merger, the certificate of incorporation of the Issuer will be amended and restated at the effective time of the Merger to conform to an exhibit attached to the Merger Agreement (the bylaws of the Issuer will not change). If the Merger is consummated, the Common Stock will be delisted from the New York Stock Exchange and will be deregistered under Section 12(g)(4) of the Exchange Act.

     The foregoing description of the Merger Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit C, and is incorporated herein by reference.

     In addition to the transactions contemplated by the Rollover Agreement, the Merger is expected to be financed by equity investments in Holdings to be made by certain of the reporting persons and related investors, certain loan arrangements to be entered into by Holdings and the Issuer with JP Morgan Chase Bank, Wachovia Bank, National Association and Merrill Lynch Capital Corporation (collectively, the "Lenders"), and a loan to be made to Holdings by WCAS Capital Partners IV, L.P., a Delaware limited partnership ("WCAS CP IV") and an affiliate of WCAS IX. The specific investments and loans are discussed below.

     Pursuant to an Equity Commitment Letter, dated as of October 17, 2004 (the "WCAS Equity Commitment Letter"), by and between Holdings and WCAS IX, a copy of which is attached hereto as Exhibit D, WCAS IX and certain related investors, including the WCAS Persons, will provide up to $567.2 million in cash to Holdings in return for equity interests in Holdings. The cash proceeds of such investment will be contributed by Holdings to Acquisition to finance a portion of the consideration for the Merger. Also, WCAS IX has an understanding with the WCAS Persons who are reporting persons that such WCAS Persons will contribute certain of their shares of Common Stock to Holdings prior to the consummation of the Merger and in return receive equity interests in Holdings. Any contributed shares will be cancelled in the Merger. In addition, pursuant to the WCAS Equity Commitment Letter, a designee of WCAS IX, as agent for various entities, will receive a financing fee equal to $24.6 million and WCAS IX and its affiliates will be reimbursed for all of their out-of-pocket fees and expenses.

                                                           (Page 22 of 27 Pages)

     Pursuant to an Equity Commitment Letter, dated as of October 17, 2004 (the "TCEP Equity Commitment Letter"), by and between Holdings and Thoma Cressey Fund VII, L.P., a Delaware limited partnership ("TCEP VII"), a copy of which is attached hereto as Exhibit E, TCEP VII and certain related investors, each of which are affiliates of one or more of the TCEP Investors, will provide up to $50.0 million in cash to Holdings in return for equity interests in Holdings. The cash proceeds of such investment will be contributed by Holdings to Acquisition to finance a portion of the consideration for the Merger. In addition, WCAS IX and TCEP VII have an understanding that TCEP VII, or its designee will be entitled to receive a portion of the financing fee payable pursuant to the WCAS Equity Commitment Letter and TCEP VII and its affiliates will be reimbursed for all of their out-of-pocket fees and expenses.

     Pursuant to a Senior Secured Credit Facilities and Senior Subordinated Bridge Facility Commitment Letter, dated October 17, 2004 (the "Debt Commitment Letter"), by and among Holdings and the Lenders, a copy of which is attached hereto as Exhibit F, the Lenders have agreed to provide (i) a $480.0 million senior secured term loan facility and (ii) a $300.0 million revolving credit facility (collectively, the "Bank Facility"). The Debt Commitment Letter contemplates that the Issuer and/or Holdings will issue an aggregate $660.0 million unsecured senior subordinated notes (the "Notes") pursuant to a Rule 144A offering. In the event that the Notes are not issued at the time the Merger is consummated, the Lenders have agreed to provide a bridge loan facility in the amount of up $660.0 million under a senior unsecured credit facility (the "Bridge Facility"). The Bank Facility and the Bridge Facility are expected to contain customary terms and conditions, including, without limitation, with respect to fees, indemnification and events of default. A portion of the proceeds of these loan arrangements will be used to finance a portion of the consideration for the Merger.

     Pursuant to a Commitment Letter, dated as of October 17, 2004 (the "CP IV Commitment Letter"), by and between Holdings and WCAS CP IV, a copy of which is attached hereto as Exhibit G, WCAS CP IV will provide up to $150.0 million in cash to Holdings in return for a senior subordinated note. The cash proceeds of such loan will be contributed by Holdings to Acquisition to finance a portion of the consideration for the Merger. Pursuant to the CP IV Commitment Letter, WCAS CP IV and its affiliates will be reimbursed for all of their out-of-pocket fees and expenses.

     In addition, in connection with the Merger, WCAS IX, Holdings and the Issuer entered into a Contingency Letter Agreement, dated October 17, 2004 (the "Contingency Letter"), a copy of which is attached hereto as Exhibit H, pursuant to which WCAS IX agreed that, in the event the Issuer terminates the Merger Agreement and such termination arises from a knowing and willful breach of the Merger Agreement by Acquisition and/or Holdings, it will make an equity contribution to Holdings of up to $10.0 million to satisfy any liabilities of Holdings or Acquisition resulting from such knowing or willful breach.

     The foregoing descriptions of the WCAS Equity Commitment Letter, the TCEP Equity Commitment Letter, the Debt Commitment Letter, the CP IV Commitment Letter and the Contingency Letter are qualified in their entirety by reference to such agreements, copies of which are attached as Exhibits D, E, F, G and H, respectively, and are incorporated herein by reference.

                                                        (Page 23 of 27 Pages)


Item 5.  Interest in Securities of the Issuer.

     The following information is based on a total of 101,867,236 shares of Common Stock outstanding as of October 15, 2004.

     (a through b) As of the date of filing, no reporting person may be deemed to beneficially own any other shares of Common Stock except as may be due to being part of a "group" within the meaning of Section 13(d) of the Exchange Act or as may be set forth below. Each reporting person has sole voting power with respect to and sole power to dispose of the shares set forth below that are directly beneficially owned by such reporting person. Each reporting person expressly disclaims beneficial ownership of any shares which are held by related investors, except to the extent of such reporting person's pecuniary interest in such related investor.

          Holdings, WCAS IX, WCAS IX Associates and the WCAS Individuals
          --------------------------------------------------------------

          Holdings, WCAS IX and WCAS IX Associates may be deemed to have acquired beneficial ownership of 5,712,870 shares of Common Stock pursuant to the Rollover Agreement. However, such reporting persons expressly disclaim beneficial ownership of the shares of Common Stock covered by the Rollover Agreement. Holdings, Acquisition, WCAS IX, WCAS IX Associates and the WCAS Individuals do not directly own any shares of Common Stock other than as set forth below.

          (i)   Patrick J. Welsh directly owns 125,000 shares of
                Common Stock, or less than 1.0% of the Common Stock outstanding.

          (ii)  Russell L. Carson directly owns 722,960 shares of
                Common Stock, or less than 1.0% of the Common Stock outstanding.

          (iii) Bruce K. Anderson directly owns 618,910 shares of
                Common Stock, or less than 1.0% of the Common Stock outstanding.

          (iv)  Thomas E. McInerney directly owns 450,984 shares of
                Common Stock, or less than 1.0% of the Common Stock outstanding.

          (v)   Robert A. Minicucci directly owns 88,626 shares of
                Common Stock, or less than 1.0% of the Common Stock outstanding.

          (vi) Anthony J. de Nicola directly owns 19,483 shares of Common Stock (including 12,239 shares held by a foundation he controls), or less than 1.0% of the Common Stock outstanding.

                                                        (Page 24 of 27 Pages)

          TCEP Investors
          --------------

          As general partner of TCEP VI and TCEP Friends, TC GP may be deemed to beneficially own the shares of the Common Stock beneficially owned by such entities, and as general partner of TC GP, TCEP may also be deemed to beneficially own such shares. In addition, Bryan C. Cressey is a principal of TCEP and may be deemed to beneficially own the shares of Common Stock beneficially owned by TCEP VI, TCEP Friends and TCEP. The TCEP Investors do not directly own any shares of Common Stock other than as set forth below.

          (i)   TCEP VI directly owns 2,077,818 shares of Common
                Stock, or approximately 2.1% of the Common Stock outstanding.

          (ii)  TCEP Friends directly owns 20,778 shares of Common
                Stock, or less than 1.0% of the Common Stock outstanding.

          (iii) Bryan C. Cressey directly owns 213,274 shares of
                Common Stock, or less than 1.0% of the Common Stock outstanding.

          SEM Persons
          -----------

          (i) Rocco A. Ortenzio directly owns 12,373,140 shares of Common Stock (including 7,780,000 shares issuable upon exercise of presently-exercisable stock options or options exercisable within the next 60 days), and indirectly beneficially owns, through relationships he has with various other investors, an additional 235,444 shares of Common Stock of which he shares voting power and the power to dispose with such other investors, for an aggregate 12,608,584 shares of Common Stock, or approximately 11.5% of the Common Stock outstanding.

          (ii) Robert A. Ortenzio directly owns 4,200,002 shares of Common Stock (including 2,400,002 shares issuable upon exercise of presently-exercisable stock options or options exercisable within the next 60 days), and indirectly beneficially owns, through relationships he has with various other investors, an additional 359,284 shares of Common Stock of which he shares voting power and the power to dispose with such other investors, for an aggregate 4,559,286 shares of Common Stock, or approximately 4.4% of the Common Stock outstanding.

                                                           (Page 25 of 27 Pages)

          (iii) Martin F. Jackson directly owns 356,424 shares of
                Common Stock (including 259,424 shares issuable upon exercise of presently-exercisable stock options or options exercisable within the next 60 days), and indirectly beneficially owns an additional 4,000 shares of Common Stock held by his children, for an aggregate 360,424 shares of Common Stock, or less than 1.0% of the Common Stock outstanding.

     (c) Except as described in Item 3 above, none of the reporting persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

     (d) Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the reporting persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in this Schedule 13D or the Exhibits hereto or with respect to the SEM Persons, in their filings pursuant to Section 16 filed prior to the date hereof, none of the reporting persons or other individuals for which information has been provided in Item 2 presently have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     A. Joint Filing Agreement dated October 18, 2004

     B. Rollover Agreement

     C. Merger Agreement

     D. WCAS Equity Commitment Letter

     E. TCEP Equity Commitment Letter

     F. Debt Commitment Letter

     G. CP IV Commitment Letter

     H. Contingency Letter

                                                           (Page 26 of 27 Pages)


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 20, 2004

                                    EGL HOLDING COMPANY

                                       By:/s/ Sean M. Traynor
                                    --------------------------------------------
                                    Chief Executive Officer

                                    WELSH, CARSON, ANDERSON & STOWE IX, L.P.

                                    By: WCAS IX Associates, LLC, General Partner

                                       By:/s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Managing Member

                                    WCAS IX ASSOCIATES, LLC

                                       By:/s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Managing Member

                                       By:/s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Attorney-in-Fact/Patrick J. Welsh

                                       By:/s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Attorney-in-Fact/Russell L. Carson

                                       By:/s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Attorney-in-Fact/Bruce K. Anderson

                                       By:/s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Attorney-in-Fact/Thomas E. McInerney

                                                           (Page 27 of 27 Pages)

                                       By:/s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Attorney-in-Fact/Robert A. Minicucci

                                       By:/s/ Jonathan M. Rather
                                    --------------------------------------------
                                    Attorney-in-Fact/Anthony J. deNicola


                                    THOMA CRESSEY FUND VI, L.P.

                                    By: TC Partners VI, L.P., General Partner

                                    By:  Thoma Cressey Equity Partners, Inc.,
                                           General Partner

                                       By:/s/ Bryan C. Cressey
                                    --------------------------------------------
                                    Vice President

                                    THOMA CRESSEY FRIENDS FUND VI, L.P.

                                    By: TC Partners VI, L.P., General Partner

                                    By:  Thoma Cressey Equity Partners, Inc.,
                                           General Partner

                                       By:/s/ Bryan C. Cressey
                                    --------------------------------------------
                                    Vice President

                                    TC PARTNERS, L.P.

                                    By:  Thoma Cressey Equity Partners, Inc.,
                                           General Partner

                                       By:/s/ Bryan C. Cressey
                                    --------------------------------------------
                                    Vice President

                                    THOMA CRESSEY EQUITY PARTNERS, INC.


                                       By:/s/ Bryan C. Cressey
                                    --------------------------------------------
                                    Vice President

                                       By:/s/ Bryan C. Cressey
                                    --------------------------------------------
                                    Bryan C. Cressey


                                    /s/Rocco A. Ortenzio
                                    --------------------------------------------
                                    Rocco A. Ortenzio

                                    /s/Rocco A. Ortenzio
                                    --------------------------------------------
                                    Robert A. Ortenzio

                                    /s/Martin F. Jackson
                                    --------------------------------------------
                                    Martin F. Jackson